SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 11, 2026, the Company issued a press release announcing the senior executives were attending the ATTD 2026 (Advanced Technologies & Treatments for Diabetes) conference in Barcelona this week to progress strategic collaborations and commercialization plans for the Company’s next‑generation Continuous Glucose Monitoring (“CGM”) platform. On March 12, 2006, the Company issued a press release announcing it had begun rollout of its Premier Hb9210 HbA1c Column System in Brazil following regulatory approval. Copies of the press releases are filed herewith as Exhibit 99.1 and Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Senior Executives to Attend ATTD 2026 to Advance Collaborations Following Strong Progress in CGM Program

99.2	Trinity Biotech Begins Rollout of Innovative Glucose Monitoring System In Key Market Following Regulatory Approval of Next-Generation Premier Hb9210 HbA1c Column System

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  March 16, 2026